Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

August 11, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Larry Spirgel Ms. Kathleen Collins Mr. David Edgar

Re:	Golden Path Acquisition Corporation Response to the Staff’s Comments on Preliminary Proxy Statement on Schedule 14A as filed August 5, 2022 File No. 001-40519

Dear Mr. Spirgel, Ms. Collins, and Mr. Edgar:

On behalf of our client, Golden Path Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2022 on the Company’s Preliminary Proxy Statement on Schedule 14A submitted on August 5, 2022 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 of the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

PREM14A Filed August 5, 2022

Questions and Answers About the Business Combination and the Extraordinary General Meeting When is the Business Combination expected to occur?, page 7

1.	Clarify what the original deadline for the Business Combination was and that the Merger Agreement was recently amended to extend the deadline to December 31, 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 7 in accordance with the Staff’s instructions.

What happens if the Business Combination is not consummated?, page 8

2.	Revise the answer to this question to clarify the number of times that the deadline to consummate a business combination has been extended, and how the company has approved such extensions.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 8 in accordance with the Staff’s instructions.

Summary of the Proxy Statement The Parties to the Business Combination Golden Path Acquisition Corporation, page 10

3.	Update this section to clarify how many times the deadline to consummate a business combination has been extended beyond the original June 21, 2022 deadline. In addition, disclose that the Merger Agreement was recently amended to extend the deadline to December 31, 2022. Clarify whether the Board has had to take any additional steps other than a vote to extend (such as monies paid into the Trust) to amend the one year deadline.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 11 in accordance with the Staff’s instructions.

The Business Combination and Merger Agreement, page 17

4.	Highlight that the Merger Agreement was recently amended and describe what was changed.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 17 in accordance with the Staff’s instructions.

Domestic Issuer Status, page 18

5.	Update the company’s domestic issuer status

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 18 in accordance with the Staff’s instructions.

Risk Factors If New Golden Path cannot satisfy, or continue to satisfy, the initial listing requirements..., page 72

6.	In light of the recent trend of significant redemptions associated with DeSPAC transactions, discuss the likelihood that the company will be able to satisfy the 300 round lot holder requirement for continued Nasdaq listing following the Business Combination

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 72 and 73 in accordance with the Staff’s instructions.

Basis for Golden Path Board of Director’s Recommendation - Fairness Opinion, page 89

7.	We note that the projections considered by the financial advisor include revenue and other financial projections for the year ended December 31, 2021 and that these projections were not in line with actual results. Update the Board’s consideration of the fairness opinion to discuss whether the Board revisited the projections in relying upon the financial advisor’s opinion and in making its recommendation to approve the Business Combination

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 91 in accordance with the Staff’s instructions.

General

8.	We note as per amendment no. 1 to the Merger Agreement that MC Hologram has provided June 30, 2022 financial statements to Golden Path. Tell us why this information has not been provided in the proxy statement

The June 30, 2022 financial statements of MC have not been provided in the proxy statement because as of the date hereof MC has not delivered such financial statements to Golden Path. In response to the Staff’s comments, the Company and Golden Path have executed Amendment No. 2 to the Merger Agreement to remove the requirement of the June 30, 2022 financial statements of MC as a representation and warranty in Section 4.8 of the Merger Agreement and to require such financial statements to be provided not later than September 15, 2022 pursuant to a new covenant in Section 7.2 of the Merger Agreement.

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)

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